UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

Further to the relevant events dated 5th December and 17th December, 2014, BBVA hereby communicates that the trading period for the rights of free allocation of the free-of-charge capital increase resolved by the Ordinary General Meeting of BBVA shareholders held on 14th March, 2014, under agenda item four, section 4.3, and executed by the Board of Directors in its 17th December, 2014 meeting, corresponding to the flexible shareholder remuneration system called “Dividend Option”, has ended today, 7th January, 2015.

During the period set for that purpose, ended on 31st December, 2014, holders of 14.04% of the rights of free allocation have accepted BBVA’s undertaking to acquire such rights of free allocation. Consequently, BBVA has acquired 866,429,540 rights for a total consideration of 69,314,363.20 Euros. BBVA has waived the rights of free allocation so acquired.

The holders of the remaining 85.96% of the rights of free allocation have chosen to receive new BBVA ordinary shares. Thus, the definitive number of BBVA ordinary shares of 0.49 Euros of par value issued in the free-of-charge capital increase will be 53,584,943 and the nominal amount of the capital increase will be 26,256,622.07 Euros.

It is envisaged that the authorization for the admission to listing of the new shares in the Spanish Stock Exchanges, through the Spanish SIBE electronic trading platform (Sistema de Interconexión Bursátil Español), will be granted on 15th January, 2015, so that ordinary trading of such shares in the Spanish Stock Exchanges will commence on 16th January, 2015. Admission to listing of the new shares (including American Depositary Shares underlying new shares) in the Stock Exchanges where BBVA is listed will also be requested.

Madrid, 7th January, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 7, 2015	By:	/s/ Erik Schotkamp
Name: Erik Schotkamp
Title: Capital & Funding Managing Director